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FEB 28 2018
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18005889

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baystate Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Whitney Avenue, Suite 500
(No. and Street)

Holyoke	MA	01040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Atilla Aritan 413-784-6196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Atilla G Aritan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baystate Capital Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President and Director

Title

Notary Public

AIMEE J. TOSONI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 10, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
TABLE OF CONTENTS
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Baystate Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baystate Capital Services, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Notes 3 and 5 to the financial statements, the Company has entered into significant transactions with Monarch Life Insurance Company, a related party.

Supplemental Information

The accompanying Schedule I – Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management.

pwc

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I – Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2018

We have served as the Company's auditor since 1995.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

		2017
Assets:		
Cash	$	11,411
Total Assets	$	11,411
Liabilities and Stockholder's Equity:		
Total Liabilities	$	--
Stockholder's Equity:		
Common stock, par value $.01 per share 200,000 shares authorized, and 1,000 shares issued and outstanding		10
Additional paid-in capital		9,990
Retained earnings		1,411
Total Stockholder's Equity		11,411
Total Liabilities and Stockholder's Equity	$	11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Revenues:		
Commissions (See Note 3)	$	2,546
		2,546
Expenses:		
Commissions		2,546
		2,546
Net Income	$	--

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2017	$ 10	$ 9,990	$ 1,411	$ 11,411
Net Income	--	--	--	--
Balance at December 31, 2017	$ 10	$ 9,990	$ 1,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Cash Flows From Operating Activities:		
Net Income	$	--
Net Cash Provided by Operating Activities		--
Net Increase in Cash		--
Cash - Beginning of Period		11,411
Cash - End of Period	$	11,411

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION

Baystate Capital Services, Inc. (the Company), a wholly-owned subsidiary of Monarch Life Insurance Company (Monarch Life), incorporated November 18, 1994, was capitalized on April 14, 1995, and commenced business on June 13, 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as a registered broker-dealer for Monarch Life in order for Monarch Life to continue to accept premiums on and meet contractual obligations under existing variable life insurance policies and variable annuity contracts previously issued by Monarch Life.

Monarch Life is a wholly-owned subsidiary of Regal Reinsurance Company (Regal Re). On June 9, 1994, the Insurance Commissioner of the Commonwealth of Massachusetts (the Commissioner) was appointed receiver (the Receiver) of Monarch Life in a rehabilitation proceeding pending before the Supreme Judicial Court for Suffolk County, Massachusetts (the Court). A term sheet dated July 19, 1994 (the Term Sheet) among the Commissioner (in her capacity as Commissioner and Receiver) and certain Regal Re shareholders and noteholders and holders of Monarch Life's surplus notes (representing approximately 85% of both the total outstanding Regal Re notes and common stock) (the Holders) was approved by the Court on September 1, 1994. Pursuant to the Term Sheet, the Holders transferred their notes and stock into voting trusts for which the Commissioner is the sole trustee, which effectively vests control of Regal Re and Monarch Life in the Commissioner.

Monarch Life currently limits its business to maintaining its existing blocks of disability income insurance policies, variable life insurance policies, and annuity contracts. Monarch Life ceased issuing new variable life insurance policies and new annuity contracts effective May 1, 1992, and new disability income insurance policies effective June 15, 1993.

NOTE 2-ACCOUNTING POLICIES

The Company's financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures.

Cash: Cash is comprised of funds on deposit with commercial banks.

Income Taxes: The Company's operations are included in the consolidated life/non-life federal income tax return of Regal Re; however, pursuant to the terms of various agreements between Monarch Life and the Company, all operating expenses, including federal and state income taxes, are treated as a liability of Monarch Life and are paid by Monarch Life.

Recognition of Commission Income and Expense: Commission income and expense are recognized when the sales of financial products are settled. Recognition on a settlement date basis is materially the same as on a trade date basis.

Statement of Changes in Subordinated Liabilities: The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2017, or during the year then ended.

Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board issued as final Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes virtually all existing revenue recognition guidance under US GAAP. The update is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017. The

NOTE 2-ACCOUNTING POLICIES (Continued)

Company does not expect the adoption of ASU 2014-09 to have a material impact on its financial statements.

Subsequent Events: As of February 23, 2018, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2017 which require recognition or disclosure in the financial statements.

NOTE 3-COMMISSION INCOME

During 2017, the Company earned all of its commissions, which were $2,546, from Monarch Life.

NOTE 4-NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is subject to certain rules regarding minimum net capital and is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Minimum Net Capital required equals the greater of 6 2/3% of aggregate indebtedness or $5,000. Aggregate indebtedness, net capital, and the resultant ratio for the Company at December 31, 2017, were as follows:

	2017
Aggregate indebtedness	$ --
Net capital	$ 11,411
Ratio of aggregate indebtedness to net capital	--

The Company's excess of net capital over minimum net capital required at December 31, 2017, based on its aggregate indebtedness, was $6,411.

The operations of the Company do not include the physical handling of securities or the maintenance of customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemption allowed by paragraph (k)(1) of that Rule.

NOTE 5-RELATED PARTY TRANSACTIONS

In accordance with various agreements between Monarch Life and the Company, the Company receives various services from Monarch Life, without charge, including accounting and data processing. All other operating expenses and tax liabilities (if any) of the Company are also borne by Monarch Life. As disclosed in Note 3, all commissions were earned from Monarch Life. There were no intercompany receivables or payables at December 31, 2017.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE I - SUPPLEMENTARY INFORMATION: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2017
Total stockholder's equity	$	11,411
Haircut on nonexempt securities		--
Net capital	$	11,411
Aggregate indebtedness	$	--
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	6,411
Ratio of aggregate indebtedness to net capital		--

The above calculation does not differ from the Company's calculation as reported in Part IIA of the unaudited FOCUS report as of December 31, 2017.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2017

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that rule.